UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to

Commission File Number 1-9052

A.                                   Full title of plan and the address of plan, if different from that of named issuer below:

THE DAYTON POWER AND LIGHT COMPANY SAVINGS PLAN FOR COLLECTIVE BARGAINING EMPLOYEES

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DPL INC.

1065 Woodman Drive

Dayton, Ohio  45432

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

Dayton, Ohio

We have audited the accompanying statements of net assets available for benefits of The Dayton Power and Light Company Savings Plan for Collective Bargaining Employees as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the Plan adopted the provisions of Statement of Financial Accounting Standards No. 157, Fair Value Measurements, as of January 1, 2008.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Battelle & Battelle LLP

June 12, 2009

Dayton, Ohio

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

Statement of Net Assets Available for Benefits

	At December 31,
	2008			2007
	# Shares	Amount		# Shares	Amount
ASSETS

Investments at Fair Value (Notes 2(d) and 3):
Common Stock:
DPL Inc. Common Stock	472,161	$10,784,156	*	449,638	$13,331,757	*

Money Market Fund:
Prime Reserve Fund	13,569,330	13,569,330	*	13,330,896	13,330,896	*

Mutual Funds:
Equity Income Fund	375,516	6,413,812	*	389,252	10,937,974	*
Equity Index 500 Fund	225,228	5,461,783	*	238,551	9,389,381	*
New Horizons Fund	212,891	3,787,333	*	221,727	6,764,878	*
Spectrum Income Fund	254,967	2,633,810	*	263,535	3,217,761
Blue Chip Growth Fund	99,576	2,291,236		102,869	4,138,418	*
Retirement 2010 Fund	100,267	1,123,988		99,051	1,605,612
International Stock Fund	105,437	890,945		104,867	1,756,517
Retirement 2020 Fund	69,851	776,042		45,406	805,503
Retirement 2015 Fund	83,786	695,425		48,180	609,476
Retirement 2005 Fund	67,602	584,079		62,501	736,882
Pimco Total Return Admin	31,353	317,922		—	—
Retirement 2030 Fund	18,867	210,554		5,859	111,618
Mid-cap Value Fund	14,546	207,579		10,221	229,554
Retirement 2025 Fund	23,010	182,699		14,099	185,831
Mid-cap Growth Fund	5,522	180,387		3,748	216,122
Retirement 2035 Fund	16,580	129,160		5,059	68,343
Retirement 2045 Fund	15,374	113,459		3,532	44,967
Small-cap Value Fund	4,299	101,038		3,658	131,412
Retirement 2040 Fund	5,917	65,566		1,114	21,387
Retirement 2050 Fund	10,228	63,411		1,433	15,017
Vanguard Int Termbond IDX, SIG	5,095	53,501		—	—
Retirement Income Fund	1,535	15,845		570	7,579
Retirement 2055 Fund	319	1,955		732	7,674
Total Mutual Funds		26,301,529			41,001,906

Total Investments		50,655,015			67,664,559

Un-invested Cash		57,274			—

Net Assets Available for Benefits		$50,712,289			$67,664,559

* Investments that exceed 5% of Net Assets Available for Benefits.

The accompanying notes are an integral part of the financial statements.

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2008	2007
Investment (Loss) Income (Notes 2(d) and 3):
Net (Depreciation)/Appreciation in Fair Value of Investments:
Common Stock:
DPL Inc. Common Stock	$(2,974,936)	$802,849

Mutual Funds:
Equity Income Fund	(4,164,809)	(514,356)
Equity Index 500 Fund	(3,450,618)	349,083
New Horizons Fund	(2,646,179)	(310,676)
Spectrum Income Fund	(535,645)	275
Blue Chip Growth Fund	(1,723,177)	497,513
Retirement 2010 Fund	(486,466)	(28,585)
International Stock Fund	(954,760)	(20,209)
Retirement 2020 Fund	(364,638)	(11,113)
Retirement 2015 Fund	(314,560)	(12,911)
Retirement 2005 Fund	(197,305)	(8,332)
Pimco Total Return Fund	(7,981)	0
Retirement 2030 Fund	(64,437)	(5,180)
Mid-cap Value Fund	(109,608)	(37,145)
Retirement 2025 Fund	(101,759)	(2,359)
Mid-cap Growth Fund	(118,670)	(6,672)
Retirement 2035 Fund	(64,498)	(3,403)
Retirement 2045 Fund	(50,061)	(1,701)
Small-cap Value Fund	(36,416)	(18,337)
Retirement 2040 Fund	(26,738)	(860)
Retirement 2050 Fund	(22,994)	(343)
Vanguard Int Termbond IDX, SIG	872	0
Retirement Income Fund	(1,273)	66
Retirement 2055 Fund	(1,113)	375
Total Mutual Funds	(15,442,833)	(134,870)

Total Net (Depreciation)/Appreciation	(18,417,769)	667,979

Dividends	2,142,762	3,497,523

Net Investment (Loss) Income	(16,275,007)	4,165,502

Transfer from other Company sponsored plan (Note 4)	1,330,437	6,439,696
Participant Contributions (Note 4)	3,332,796	3,165,184

	(11,611,774)	13,770,382

Deductions in Net Assets Attributable to:

Transfer to other Company sponsored plan (Note 6)	(186,569)	(1,558,460)
Benefits Paid to Participants	(5,153,927)	(7,443,722)

Net (Decrease) Increase	(16,952,270)	4,768,200

Net Assets Available for Benefits:

Beginning of year	67,664,559	62,896,359

End of year	$50,712,289	$67,664,559

The accompanying notes are an integral part of the financial statements.

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

Notes to Financial Statements

December 31, 2008 and 2007

Note 1 - Plan Description:

(a)  General

The Dayton Power and Light Company Savings Plan for Collective Bargaining Employees (the Plan), effective November 1, 1986, as amended, was established by the Board of Directors of The Dayton Power and Light Company (the Company) to provide eligible union employees of the Company with a 401(k) plan.  The Plan is a defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.  A union employee becomes eligible for the Plan on the first day of the first month following thirty days of employment.

(b) Participant Contributions

An eligible participant may execute a salary reduction agreement directing the Company to contribute to the Plan on behalf of the participant at least one percent or any higher whole percentage of compensation (less incentive compensation), or a fixed dollar amount, per pay period.  In addition, the participant may contribute up to 85 percent (in whole percentages), or a fixed dollar amount, of any incentive compensation.  Both salary reduction and incentive compensation contributions are subject to certain Internal Revenue Service (IRS) limitations.  Participants who would have attained age 50 before the close of the plan year are eligible to make additional “catch-up” contributions, subject to certain IRS limitations.

Effective October 1, 2006, all new employees are automatically enrolled in the Plan at a default contribution rate of 3% which is invested in the Retirement Fund appropriate for the participant’s age.  Employees may opt out of this automatic election or choose to change the percentage of reduction.

Participants may also elect to direct a portion of funds from a Company sponsored welfare benefit plan, another component of compensation, into the Plan.  Contributions from this plan were $134,814 and $39,221 for the years ended December 31, 2008 and 2007, respectively, and are included within Participant Contributions on the Statement of Changes in Net Assets Available for Benefits.

(c)  Employer Contributions

The Company may match $1.50 for every $1.00 of participant contributions, up to $1,600 annually, with DPL Inc. common stock, held in a separate DPL Inc. Employee Stock Ownership Plan (ESOP Plan).

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

Notes to Financial Statements

December 31, 2008 and 2007

(d)  Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Employer matching contributions are held in the ESOP and are cliff-vested 100 percent after three years’ service.  Forfeitures of employer matching contributions held in the ESOP Plan are used to reduce future employer matching contributions.

(e)  Participant Accounts

Each participant’s account is credited with the participant’s elective deferrals and an allocation of employer contributions (if any), Plan earnings (losses) and any Plan expenses the Company may not elect to pay.  Participants can self-direct their contributions to a variety of investment options offered by the Plan with varied risk and return potential.

(f)  Payment of Benefits

In general, participants are eligible for lump-sum distributions upon termination of their employment and the submission and subsequent approval of an application for benefits.  Earlier distributions can occur for a Qualified Domestic Relations Order, death or disability.  Otherwise, distribution must occur within 60 days after the plan year in which the latest of the following events occurs:  65th birthday, 10th anniversary of participation in the Plan or termination of employment.  Participants are allowed to take distributions during employment if older than 59-1/2 and/or for a hardship as defined in the Plan document.

Additionally, the Plan allows for automatic payment of a participant’s vested balance upon termination, provided that the vested balance is $1,000 or less and the participant is less than 65 years old.

(g)  Plan Termination

Although the Company expects the Plan to continue indefinitely, it reserves the right to discontinue employer contributions or terminate the Plan at any time.  If the Plan should be terminated, in whole or in part, participants will be entitled to withdraw the full value of their accounts, or to the extent allowed by law.

Note 2 - Summary of Significant Accounting Policies:

(a)  Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

(b)  Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

Notes to Financial Statements

December 31, 2008 and 2007

(c)  Payment of Benefits

Benefits are recorded when paid.

(d)  Investment Valuation and Income Recognition

Investments are reported at fair value using quoted market prices.  Investments in mutual funds and money market funds are reported at fair value based on the fair value of the underlying net assets of the funds as determined by those funds.

Realized and unrealized gains and losses are based on the difference between the fair values of the investments at the beginning of the year or the purchase dates, and the fair values at the end of the year or the sales dates, as applicable, and are reflected in the Statement of Changes in Net Assets Available for Benefits.

Purchases and sales of investments are recorded on a trade-date basis.  Dividend income is recorded on an ex-dividend basis. Capital gain distributions are included in dividends.

Effective January 1, 2008, the Plan adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157), which provides a framework for measuring fair value under GAAP.  SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1

Level 1 inputs are defined as quoted prices in active markets for identical assets or liabilities. The Plan’s Level 1 assets and liabilities include equity securities that are traded in an active exchange market.

Level 2

Level 2 inputs are observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Plan’s Level 2 assets and liabilities include open-ended investment funds with quoted prices from direct broker quotes that are traded less frequently than exchange-traded instruments.

Level 3

Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.  The Plan does not currently have any Level 3 assets or liabilities.

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

Notes to Financial Statements

December 31, 2008 and 2007

The fair value of assets measured on a recurring basis was determined as follows:

Assets Measured at Fair Value on a Recurring Basis

		Level 1	Level 2	Level 3
$in millions	Fair Value at December 31, 2008	Based on Quoted Prices in Active Market	Based on Other Observable Inputs	Unobservable Inputs
Assets
Common Stock	$10.8	$10.8	$0.0	$0.0
Money Market Fund	$13.6	$0.0	$13.6	$0.0
Mutual Funds	$26.3	$26.3	$0.0	$0.0
Total	$50.7	$37.1	$13.6	$0.0

(e)  Adoption of New Accounting Pronouncement

Effective January 1, 2007, the Plan adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48), an interpretation of FASB Statement No. 109, “Accounting for Income Taxes.”  FIN 48 establishes financial accounting and disclosure requirements for recognition and measurement of tax positions taken or expected to be taken on an income tax return.  The adoption of FIN 48 had no impact on the Plan’s net assets available for benefits as of December 31, 2008 and 2007 or changes in net assets available for benefits for the years then ended.

Note 3 - Related Party Transactions (Parties-in-Interest):

Certain Plan investment purchases and sales are shares of mutual funds managed by T. Rowe Price.  T. Rowe Price is the Trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.  During the years ended December 31, 2008 and 2007, such purchases were $10,102,075 and $18,470,508, respectively, and such sales totaled $8,939,929 and $11,788,351, respectively.

Certain Plan investment purchases and sales are shares of DPL Inc. common stock.  During the years ended December 31, 2008 and 2007, purchases of DPL Inc. common stock were $1,650,645 and $2,256,030, respectively, and sales of DPL Inc. common stock totaled $1,223,017 and $3,264,996, respectively.  The ending balance of DPL Inc. common stock represents approximately 21.3% and 19.7% of the Plan’s total investments as of December 31, 2008 and 2007, respectively.

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

Notes to Financial Statements

December 31, 2008 and 2007

Note 4 - Contributions:

Employee contributions withheld by the Company are paid into the Plan as soon as administratively possible.

In 2008 and 2007, there were transfers of $0 and $69,361, respectively, between the Plan and the Company’s Employee Savings Plan for non-union employees. These transfers reflect the movement of savings for employees who have changed from non-union to union status.

The Plan allows all participants to make a quarterly election to transfer into the Plan any of their vested DPL Inc. ESOP shares.  Such transfers during 2008 and 2007 totaled $1,330,437 and $6,370,335, respectively.

Note 5 - Administrative Expenses:

The Plan is administered by the Company, without charge to the Plan, and trusteed by T. Rowe Price Trust Company.  The Company has elected to pay a portion of the fees incurred in the administration of the Plan including the trustee’s compensation and expenses.

Note 6 - Benefits:

There were no benefit obligations to participants who have withdrawn from the Plan at December 31, 2008 and 2007.

In 2008 and 2007, there were transfers of $186,569 and $1,558,460, respectively, between the Plan and the Company’s Employee Savings Plan for non-union employees. These transfers reflect the movement of savings for employees who have changed from union to non-union status.

Note 7 - Federal Income Taxes:

The Plan is designed and being operated to be exempt from federal income tax as a qualified employee benefit plan under Sections 401(a) and 501(a) of the Internal Revenue Code (IRC).  The Plan received a determination letter from the IRS dated February 11, 2003 indicating the Plan is so qualified.   The Plan has been amended since receiving this determination letter.  However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable IRC requirements.

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

Notes to Financial Statements

December 31, 2008 and 2007

Note 8 — Risks and Uncertainties:

Investment securities are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to the changes in the fair value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

EIN # 31-0258470

Plan # 005

Schedule H, Line 4i — Schedule of Assets Held at End of Year

December 31, 2008

Party-in Interest

Identity of Issuer

		Description of Investment	Current Value
(a)	(b)	(c)	(e)

*	DPL Inc.	DPL Inc. Common Stock Fund (472,161 shares)	$10,784,156
*	T. Rowe Price Trust Company	Prime Reserve Fund (13,569,330 shares)	13,569,330
*	T. Rowe Price Trust Company	Equity Income Fund (375,516 shares)	6,413,812
*	T. Rowe Price Trust Company	Equity Index 500 Fund (225,228 shares)	5,461,783
*	T. Rowe Price Trust Company	New Horizons Fund (212,891 shares)	3,787,333
*	T. Rowe Price Trust Company	Spectrum Income Fund (254,967 shares)	2,633,810
*	T. Rowe Price Trust Company	Blue Chip Growth Fund (99,576 shares)	2,291,236
*	T. Rowe Price Trust Company	Retirement 2010 Fund (100,267 shares)	1,123,988
*	T. Rowe Price Trust Company	International Stock Fund (105,437 shares)	890,945
*	T. Rowe Price Trust Company	Retirement 2020 Fund (69,851 shares)	776,042
*	T. Rowe Price Trust Company	Retirement 2015 Fund (83,786 shares)	695,425
*	T. Rowe Price Trust Company	Retirement 2005 Fund (67,602 shares)	584,079
*	T. Rowe Price Trust Company	Pimco Total Return Admin (31,353 shares)	317,922
*	T. Rowe Price Trust Company	Retirement 2030 Fund (18,867 shares)	210,554
*	T. Rowe Price Trust Company	Mid-cap Value Fund (14,546 shares)	207,579
*	T. Rowe Price Trust Company	Retirement 2025 Fund (23,010 shares)	182,699
*	T. Rowe Price Trust Company	Mid-cap Growth Fund (5,522 shares)	180,387
*	T. Rowe Price Trust Company	Retirement 2035 Fund (16,580 shares)	129,160
*	T. Rowe Price Trust Company	Retirement 2045 Fund (15,374 shares)	113,459
*	T. Rowe Price Trust Company	Small-cap Value Fund (4,299 shares)	101,038
*	T. Rowe Price Trust Company	Retirement 2040 Fund (5,917 shares)	65,566
*	T. Rowe Price Trust Company	Retirement 2050 Fund (10,228 shares)	63,411
*	T. Rowe Price Trust Company	Vanguard Int Termbond IDX, SIG (5,095 shares)	53,501
*	T. Rowe Price Trust Company	Retirement Income Fund (1,535 shares)	15,845
*	T. Rowe Price Trust Company	Retirement 2055 Fund (319 shares)	1,955
			$50,655,015

Note:  An  (*)  in column (a) identifies a person to be a party-in-interest to the Plan.

Column (d) has been omitted, as it is not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Operating Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

The Dayton Power and Light Company Savings Plan for Collective Bargaining Employees
(Name of Plan)

Date	June 12, 2009	/s/ Frederick J. Boyle
Frederick J. Boyle
Senior Vice President, Chief Financial Officer and Treasurer
DPL Inc. and The Dayton Power and Light Company